Exhibit 99.186

1

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Consumer and Business Services
Ontario

Ministère des Services aux consommateurs et aux entreprises

Ontario Corporation Number
Numéro de la société en Ontario

1427934

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

MAY 1 1 MAI, 2007

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

BLUE PEARL MINING LTD.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

THOMPSON CREEK METALS COMPANY
INC.

2000-07-01
(Year, Month, Day)
(année, mois, jour)

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

07119 (03/2003)

. cFefcMlnistry Use OnlyOntario Corporation Number -t’rJMjLMinljttnu.jil .umGro de la societe en Ontario /t./TB|W|™w»«nflrofMsiwBW!»’rJ.Nw A\3 98»VtS3S *JS.S Concumor r.nrt(“•..”• r-eisommstpurs SERTipTcATE            SI^TTFTCAT sfjsass*"^^ aawjaS^—” MAI, 2007 fifV’&SUxJn-’ Director/Oiroctrico business Corporations Act / Lot sur les socieies parcctions ARTICLES OF AMENDMENT STATUTS DE MODIFICATION Form 3 1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Business Denomination socials actuelle de la societe (ecrire en LETTRES MAJUSCULES SEULEMENT): Corporationspi BLUE PEARL JD___. Formula 3
Loi sur ibs societ&s par actions 2. The name of the corporation is changed to (if applicable ): (Set out in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de la societe (s’ilya/ieu) (ecrire en LETTRES MAJUSCULES SEULEMENT) • [TT~nTTTT~T i “Tnn"[7]”:” “^ ttt “Ttt ‘i’T THOMPSON C R i£ E K ME TAIL SI COMPANY :ElMffiffiSEfflMStrj 3. Date of incorporation/amalgamation:Date de la constitution ou de la fusion : 2000-07-01 A. Complete only if there Is a change In the.nurnber of directors or the minimum / maximum number of directors. II faut remplir cette partle seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a change. Number of directors is/are: or minimum and maximum number of directors is/are: Nombre d’administrateurs: ou nombrss minimum et maximum d’administrateurs: Number or minimum and maximum Nombre ou minimum et maximum 5. The articles of the corporation are amended as follows: Les sfa(u(s de la societe sont modifies de la fafon suivante : 1.

2
1. The Company is hereby authorized under section 168 of the Business Corporations Act (Ontario) to amend its articles to change the Company’s name to “Thompson Creek Metals Company Inc.” or such other name as may be approved by the directors of the Company and is acceptable to the Director under the Business Corporations Act (Ontario) and the Toronto Stock Exchange.
2. Notwithstanding the passage of this special resolution, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of such articles of amendment without further approval of the shareholders of the Company.
6.	The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.
La modification a été dûment autorisee conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7.	The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la resolution autorisant la modification le
2007-05-10

(Year, Month, Day)
(année, mois, jour)
These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.
BLUE PEARL MINING LTD.

(Name of Corporation) (If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si I’on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).
By/
Par:

/s/ Kevin Loughrey	President & Chief Executive Officer

(Signature)	(Description of Office)
(Signature)	(Fonction)
Kevin Loughrey
07119 (03/2003)

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1427934

1.

Ministry of Consumer and Business Services
Ministère des Services aux consommateurs et aux entreprises

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

APRIL 14 AVRIL 2005

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 3 Business Corporations Act

Formule 3 Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT):

PATENT ENFORCEMENT AND
ROYALTIES LTD.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT):

BLUE PEARL MINING LTD.

2000 July 01

(Year, Month, Day)
(année, mois, jour)

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante:

DYE & DURHAM Corporation Forms-On-Disk

For Ministry Use Only NlS[r]. i A (‘usage axclusir du m/nisrtra Numtm cfe la soe/«6 an Ontario1427934 jSj MlnlOUy 91 MInlM*re tfos Sorvices Conwmm andaux consommatauro OWsrta nwiitfoj 0«rwc63 ot qux oniroprisaa CERTIFICATE            CERTJFICAT :-3o«0mS m3Uhowalos CeticcrtlfioquaiBspttecntastattK
90n0euvoon entrant on viguea to* Director/Diracirlca Busmm CoTpsrmions Act / Lo) sur lao soaMS par notions ARTICLES OF AMENDMENT 0Form3 STATt/TS DE MODIFICATION Business Corporail onsthe name of the corporation Is: (Set out in BLOCK CAPITAL LETTERS) afton soc/a/e acluo/te da la soc/dte (ecrira en LETTRES MAJUSCULES SEULEMENT); LKrVs fa” 0 V            A L TJI B S            Tj T D . soctdlfc par acttons 2. The name of the corporation is changed to (if applicable): (Set out In BLOCK CAPITAL LETTERS) Nouv&llecl6nominatlon sociale cte la soctete (sV< y a lieu) (eciire en LETTRES MAJUSCULES SEULEMENT): 3. Date of Incorporation/amalgamation: Date de la constitution ou de la fusion: 2000 July 01 (Year, Month, Day) (snne’e, mois,jour) 4. Complete only If there Is a change in the number of directors or the minimum / maximum number of directors. II faut rempltr cette partle sou lament si le nombre d’admlnlstrateurs ou si le nombre minimal ou maximal d’admlnlstrateurs a change. Number of directors is/are: or minirnMrn_and maximum number of directors is/are: Nombre d’adm/n/sfrafeurs: ou nombres tpipi’mum ef ti}Qxin)um d’ao-minislfaleurs: Number or minimum and maximum Nombre ou mlniipum et maximum 5. The articles of the corporation are amended as follows: Les sfsfufs de la soctefd sonf mod/f)6s de la fajon suiVanfe: The name of the Corporation is hereby changed to “BLUB PEARL MINING LTD.”. DURHAM Cotporalion Fofma-On-Olsk

2.

Form 3
Business
Corporations
Act
Formule 3
Loi sur les
sociétés par
actions

6.	The amendment has been duly authorized as required by Sections 168 and 170 (as applicable) of the Business Corporations Act.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7.	The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la sociéié ont approuvé la résolution autorisant la modification le
2005 April 14

(Year, Month, Day)
(ennée, mois, jour)
These articles are signed in duplicate.
Les présents statuts sont slgnés en double exemplaire.
PATENT ENFORCEMENT AND ROYALTIES LTD.

(Name of Corporation)(If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si I’on demande un changement de nom, indiquer ci-dessus la dénomination sociale actualle).
By:/
Par:

/s/ John Cocomile	Director

(Signature)	(Description of Office)
(Signature)	(Fonction)

DYE & DURHAM
Corporation
Forms-On-Disk

1.

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la compagnie en Ontario

1427934

Ministry of Consumer and Commercial Relations
Ministère de la Consommation et du Commerce

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JULY 01 JUILLET, 2000

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Form 4
Business Corporations Act

Formule numéro 4
Loi sur les compagnies

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

PATENT ENFORCEMENT AND ROYALTIES LTD.

Suite 1515, 390 Bay Street
(Street & Number or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureaux, numéro du bureau)

Toronto, Ontario M5H 2Y2
(Name of Municipality or Post Office) *(Nom de la municipalité ou du bureau de poste)* (Postal Code / *Code postal*)

4. The director(s) is/are: *Administrateur(s):*

YE & DURHAM
Corporation
Forms-On-Disk

For Ministry Use Only Ontario Corporation Number 1- A /’usage oxclusifdu ministersNumero de la compagnto en Ontario jfift toMWr tl Saisr- ssrtsr.-wst J.ULY 01 JUILLET, 2000 Director / DI’MIeu’ Business CorporallOW Ad / Loi sw tes socUtis pa» Heltons ARTICLES OF AMALGAMATION Form 4 Business Corporations Act 1. The name of the amalgamated corporation is: 06nomlnation sociale do la compagnie issue de la fusion: Loisurlas compagnles 2.The address of the registered office is: .. Adresse du stege social: Suite 1515, 390 Bay Street (Street & Number or R.R. Number & if Multi-Office Building give Room No.) {Rue el numero, ou num6ro de la R.R. et, sit s’aglt edifice a bureaux, num6m du bureau) Toronto, Ontario (Name of Municipality or Post Office) (Postal Code / Code postal) (Nom de la municipalile ou du bureau de posts) 3. Number (or minimum and maximum number) of Nombre (ou nombns minimal et maximal)
directors is: d’administrateurs: Minimum of three (3) and a maximum of fifteen (15) 4. The director(s) is/are: Administrateurfs): Resident Canadian Address for service, giving Street & No. or R.R. No., stat First Name, initials and surname Municipality and Postal code . Yes or No Prinom, initiates etnom de famille Domicile elu, y compris la tva at le numero. le num6ro Resident de la R.R., ou le nom de la municipality et le code Canadian postal . Oui/Non John Cocomile 25 Rosewell Avenue, Toronto, M5R 1Z9 Yes Courtney 155 Chartwell Road, Oakville, L6J 3Z1 Yes Kerry J. Knoll 39 Astor Avenue, Toronto, M4G 3M1 Yes Ian J. McDonald 5 Saddletree Drive, North York, M2H 1L3 Yes Ken Oakley 7 Bishop Avenue, North York, M2M 4J4 Yes

2.

Form 4
Business
Corporations
Act
Formule
numéro 4
Loi sur les
compagnies

5.	(A)	The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the Business Corporations Act on the date set out below.
(A)	Les actionnaires de chaque compagnie qui fusionne ont dûment adopté la convention de fusion conformément au paragraphe 176 (4) de la Loi sur les compagnies á la date mantionnée ci-dessous.

(B)	The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.
The articles of amalgamation in substance contain the provisions of the articles of incorporation of
(B)	Les administrateurs da cheque compagnie qui fusionne ont approuvé la fusion par voie dé résolution conformément á l’article 177 de la Loi sur les compagnies á la date mentlonnée ci-dessous.
Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

Patent Enforcement and Royalties Ltd.

          and are more particularly set out in these articles.
        et sont énoncés textuellement aux présents statuts.

Names of amalgamating
corporations	Ontario Corporation Number
Dénomination sociaie des	Numéro de la compagnie en	Date of Adoption/Approval
compagnies qui fusionnent	Ontario	Date d’adoption ou d’approbation
PATENT ENFORCEMENT AND ROYALTIES LTD.	1363158	June 30, 2000

MINESOURCE EXPLORATION LTD.	1225876	June 30, 2000

DYE & DURHAM
Corporation
Forms-On-Disk

3.

Form 4
Business
Corporations
Act
Formule
numéro 4
Loi sur les
compagnies

6.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

No Restrictions.

7.	The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s’ily a lieu, d’actlons que la compagnie est autorisée á émettre:

The authorized capital of the Corporation shall consist of an unlimited number of common shares without nominal or par value and an unlimited number of First Preferred Shares, issuable in series, without nominal or par value.

DYE & DURHAM
Corporation
Forms-On-Disk

4.

       Form 4
    Business
Corporations
        Act
     Formule
    numéro 4
   Loi sur les
  compagnies

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, priviléges, restrictions et conditions, s’il y a lieu, rattachés á chaque catégorie d’actions et pouvolrs des administrateurs retatifs á chaque catégorie d’actions qui peut étre émise en série:

A. COMMON SHARES
An unlimited number of Common Shares without nominal or par value with the following rights, privileges, restrictions and conditions:
(a) The holders of the Common Shares are entitled to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
(b) Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, the holders of the Common Shares are entitled to share equally in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation; and
(c) Subject to the rights of the First Preferred Shares, the holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation; and
B. FIRST PREFERRED SHARES
An unlimited number of First Preferred Shares with the following rights, privileges, restrictions and conditions:
(a) The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors;
(b) The directors of the Corporation may (subject as hereinafter provided) from time to time fix before issuance the designation, rights, restrictions, conditions and limitations to attach to the First Preferred Shares of each such series including, without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, redemption price (if any) and the terms and conditions of redemption, and purchase and conversion rights (if any) or other provisions attaching to the First Preferred Shares of any such series, the whole subject to the filing of articles of amendment confirming the designation, preferences, rights, conditions, restrictions, limitations and prohibitions attaching to any such series of the First Preferred Shares;
(c) The holders of First Preferred Shares shall be entitled to receive from the amounts which the Corporation may set aside for the payment of dividends, as and when declared by the directors, a fixed, cumulative and preferential dividend to accrue as the directors of the Corporation may fix by resolution, such dividends to accrue from the dates fixed by the directors or in default of such dates from the date of issue of the shares, and to be payable, as and when so declared, by quarterly payments on the first days of January, April, July and October of each year, except where otherwise determined by the directors;
DYE & DURHAM
  Corporation
Forms-On-Disk

4A

(d) When any fixed cumulative dividends or amount payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends including accumulations, if any, in accordance with sums which would be payable on the First Preferred Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full;
(e) The First Preferred Shares shall be entitled to preference over the common shares of the Corporation and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to payment of dividends and return of capital and in the distribution of assets in the event of liquidation, dissolution or wind-up of the Corporation whether voluntary or involuntary and may also be given such other preferences over the common shares of the Corporation and any other shares of the Corporation ranking junior to the First Preferred Shares as may be determined by the directors of the Corporation as to the respective series authorized to be issued;
(f) The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in payment of dividends, return of capital and in the distribution of assets in the event of liquidation, dissolution or wind-up of the Corporation whether voluntary or involuntary;
(g) No dividends shall at any time be declared or paid on or set apart for payment on any shares of the Corporation ranking junior to the First Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of First Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Corporation ranking junior to the First Preferred Shares nor shall the Corporation call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the First Preferred Shares (less than the total amount then outstanding) or any shares of the Corporation ranking junior to the First Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of the First Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment;
(h) First Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Corporation pursuant to the provisions of the Business Corporations Act (Ontario) at such time and at such places and upon such other terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the First Preferred Shares of such series as set forth in the resolution of the board of directors of the Corporation;
DYE & DURHAM
  Corporation
Forms-On-Disk

4B

(i) The holders of the First Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized;
(j) No class of shares may be created ranking as to capital or dividends prior to the First Preferred Shares without the approval of the holders of the First Preferred Shares given as hereinafter specified;
(k) The provisions of clauses (a) to (j) hereof inclusive, the provision of this clause and the provisions of clause (1) hereof may be repealed, altered, modified, amended or amplified by articles of amendment but only with the approval of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act (Ontario); and
(l) The approval of holders of the First Preferred Shares as to any and all matters referred to herein may be given by resolution passed or by-law sanctioned at a meeting of holders of First Preferred Shares duly called and held upon at least twenty-one (21) days notice at which the holders of at least a majority of the outstanding First Preferred Shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than two-thirds (2/3) of the First Preferred Shares represented and voting at any such meeting cast on a poll, in addition to such other votes (including the vote of other classes of shareholders) as may be required by the Business Corporations Act (Ontario) or by an instrument in writing signed by the holders of not less than two-thirds (2/3) of the First Preferred Shares. If at any such meeting the holders of a majority of the outstanding First Preferred Shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than twenty-one (21) days later and to such time and place as may be appointed by the chairman and at least fifteen (15) days written notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative votes of the holders of not less than two-thirds (2/3) of the First Preferred Shares represented and voting at such adjourned meeting cast on a poll shall constitute the approval of the holders of First Preferred Shares referred to above. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting, every holder of First Preferred Shares shall be entitled to one (1) vote in respect of each First Preferred Share held.
DYE & DURHAM
  Corporation
Forms-On-Disk

5.

       Form 4
    Business
Corporations
        Act
     Formule
    numéro 4
   Loi sur les
  compagnies

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

No restrictions.

10.	Other provisions, (If any):
L’émission, le transfert ou la propriété d’actions est/n’est pas restreinle. Les restrictons, s’il y a lieu, sont les suivantes:

Autres dispositions, s’il y a lieu:

(a) The directors of the Corporation are authorized to appoint one (1) or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous meeting.
(b) Holders of shares of any class may not be entitled to vote separately as a class upon a proposal to amend the Articles of the Corporation to:
(i)	increase or decrease the maximum number of shares of such class or series or increase the maximum number of shares of a class or series having rights or privileges equal or superior to that class or series.

(ii)	effect an exchange, reclassification or cancellation of the shares of such class or;

(iii)	create a new class or series of shares equal or superior to the shares of such class unless otherwise required by the Act.
(c) The board of directors may from time to time, in such amounts and on such terms as it deems expedient:
(i)	borrow money on the credit of the Corporation;

(ii)	issue, reissue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Corporation;

(iii)	to the extent permitted by law, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligations of any person;

(iv)	charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any debt obligations or any money borrowed or other debt or liability of the Corporation;
(d) The board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board, all or any of the powers conferred on the board above, to such extent and in such manners as the board shall determine at the time of each such designation; and
(e) At any time or times the Corporation may purchase the whole or any part of its outstanding common shares and such shares shall be cancelled upon such purchase.

11.	The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule “A”.

12.	A copy of the amalgamation agreement or directors resolutions (as the case may be) is/are attached as Schedule “B”.
Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les compagnies constituent I’annexe “A”.
Une copie da la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) I’annexe “B”.

DYE & DURHAM
  Corporation
Forms-On-Disk

6.

       Form 4
    Business
Corporations
        Act
     Formule
    numéro 4
   Loi sur les
  compagnies

These articles are signed in duplicate.
Names of the amalgamating corporations and signatures and descriptions of office of their proper officers.

PATENT ENFORCEMENT AND ROYALTIES LTD.

/s/ John Cocomile

President -
John Cocomile
Les présents statuts sont signés en double exemplaire.
Dénomination sociale des compagnies qui fusionnent, signature et fonction de leurs dirigeants régullérement désignés.

MINESOURCE EXPLORATION LTD.

/s/ Kerry J. Knoll

President -
Kerry J. Knoll

DYE & DURHAM
  Corporation
Forms-On-Disk

SCHEDULE “A” — Page 1
STATEMENT OF DIRECTOR OR OFFICER
OF
PATENT ENFORCEMENT AND ROYALTIES LTD.
PURSUANT TO SUBSECTION 178(2) OF THE BUSINESS CORPORATIONS ACT
I, JOHN COCOMILE, of the City of Toronto, in the Province of Ontario, hereby certify and state as follows:
1.	this Statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario) (the “Act”);

2.	I am the President and a Director of Patent Enforcement and Royalties Ltd. and as such have knowledge of its affairs;

3.	I have conducted such examinations of the books and records of Patent Enforcement and Royalties Ltd. and Minesource Exploration Ltd. (the “Amalgamating Corporations”) as are necessary to enable me to make the statements hereinafter set forth;

4.	there are reasonable grounds for believing that, (i) the Amalgamating Corporations are and the corporation to be formed by their amalgamation will be able to pay their liabilities as they become due, and (ii) the realizable value of such amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes;

5.	there are reasonable grounds for believing that no creditor of the Amalgamating Corporations will be prejudiced by the amalgamation; and

6.	based on the statements made above, Patent Enforcement and Royalties Ltd. is not obligated to give notice to any creditor.
THIS STATEMENT is made this 30th day of June, 2000.

/s/ John Cocomile JOHN COCOMILE
President

SCHEDULE “A” — Page 2
STATEMENT OF DIRECTOR OR OFFICER
OF
MINESOURCE EXPLORATION LTD.
PURSUANT TO SUBSECTION 178(2) OF THE BUSINESS CORPORATIONS ACT
I, KERRY J. KNOLL, of the City of Toronto, in the Province of Ontario, hereby certify and state as follows;
1.	this Statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario) (the “Act”);

2.	I am the President and a Director of Minesource Exploration Ltd. and as such have knowledge of its affairs;

3.	I have conducted such examinations of the books and records of Patent Enforcement and Royalties Ltd. and Minesource Exploration Ltd. (the “Amalgamating Corporations”) as are necessary to enable me to make the statements hereinafter set forth;

4.	there are reasonable grounds for believing that, (i) the Amalgamating Corporations are and the corporation to be formed by their amalgamation will be able to pay their liabilities as they become due, and (ii) the realizable value of such amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes;

5.	there are reasonable grounds for believing that no creditor of the Amalgamating Corporations will be prejudiced by the amalgamation; and

6.	based on the statements made above, Minesource Exploration Ltd. is not obligated to give notice to any creditor.
THIS STATEMENT is made this 30th day of June, 2000.

/s/ Kerry J. Knoll KERRY J. KNOLL
President

SCHEDULE “B” — Page 1
RESOLUTIONS OF THE DIRECTORS
OF
PATENT ENFORCEMENT AND ROYALTIES LTD.
WHEREAS Minesource Exploration Ltd. (“Minesource” or the “Subsidiary”) is a wholly-owned subsidiary of and has decided to amalgamate with Patent Enforcement and Royalties Ltd. (the “Corporation”), pursuant to subsection 177(1) of the Business Corporations Act (Ontario);
AND WHEREAS the amalgamated corporation will adopt the name, “Patent Enforcement and Royalties Ltd.”;
NOW THEREFORE BE IT RESOLVED that:
1.	the amalgamation of the Corporation with Minesource under the Business Corporations Act (Ontario), pursuant to subsection 177(1) thereof, be and the same is hereby approved;
2.	upon the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Business Corporations Act (Ontario), all shares in the capital of Minesource, including all shares of the Subsidiary which have been issued and are outstanding at the date hereof, be and the same are hereby cancelled without any repayment of capital in respect thereof;
3.	the articles of amalgamation of the amalgamated corporation shall be substantially the same as the articles of amalgamation of the Corporation;
4.	the by-laws of the amalgamated corporation shall be the same as the by-laws of the Corporation;
5.	no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;
6.	the amalgamated corporation will adopt the name, “Patent Enforcement and Royalties Ltd.”; and
7.	any officer or director of the Corporation be and is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out and give effect to the foregoing.
CERTIFICATE
THE UNDERSIGNED President of Patent Enforcement and Royalties Ltd. hereby certifies that the foregoing is a true copy of Resolutions of the Directors of the Corporation passed on the 30th day of June, 2000 which Resolutions remain in full force and effect unamended.
AS WITNESS the hand of the President of the Corporation this 30th day of June, 2000.

/s/ John Cocomile JOHN COCOMILE
President
I have the authority to bind the Corporation.

SCHEDULE “B” — Page 2
RESOLUTIONS OF THE DIRECTORS
OF
MINESOURCE EXPLORATION LTD.
WHEREAS Minesource Exploration Ltd. (the “Corporation”) is a wholly-owned subsidiary of and has decided to amalgamate with Patent Enforcement and Royalties Ltd. (“PEARL”), pursuant to subsection 177(1) of the Business Corporations Act (Ontario);
AND WHEREAS the amalgamated corporation will adopt the name, “Patent Enforcement and Royalties Ltd.”;
NOW THEREFORE BE IT RESOLVED that:
1.	the amalgamation of the Corporation with PEARL under the Business Corporations Act (Ontario), pursuant to subsection 177(1) thereof, be and the same is hereby approved;
2.	upon the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Business Corporations Act (Ontario), all shares in the capital of the Corporation, including all shares which have been issued and are outstanding at the date hereof, be and the same are hereby cancelled without any repayment of capital in respect thereof;
3.	the articles of amalgamation of the amalgamated corporation shall be substantially the same as the articles of amalgamation of PEARL;
4.	the by-laws of the amalgamated corporation shall be the same as the by-laws of PEARL;
5.	no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;
6.	the amalgamated corporation will adopt the name, “Patent Enforcement and Royalties Ltd.”; and
7.	any officer or director of the Corporation be and is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out and give effect to the foregoing.
CERTIFICATE
THE UNDERSIGNED President of Minesource Exploration Ltd. hereby certifies that the foregoing is a true copy of Resolutions of the Directors of the Corporation passed on the 30th day of June, 2000 which Resolutions remain in full force and effect unamended.
AS WITNESS the hand of the President of the Corporation this 30th day of June, 2000.

/s/ Kerry J. Knoll KERRY J. KNOLL
President
I have the authority to bind the Corporation.

1.

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Consumer and Commercial Relations
Ontario

Ministère de la Consommation et du Commerce

Ontario Corporation Number
Numéro de la compagnie en Ontario

1363158

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JULY 01 JUILLET, 1999

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Form 4
Business Corporations Act

Formule numéro 4
Loi sur les compagnies

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

PATENT ENFORCEMENT AND ROYALTIES LTD.

Suite 1515, 390 Bay Street
(Street & Number or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureaux, numéro du bureau)

Toronto, Ontario — M5H 2Y2
(Name of Municipality or Post Office)
(Nom de la municipalité ou du bureau de poste)
(Postal Code / *Code postal*)

4. The director(s) is/are: *Administrateur(s):*

DYE & DURHAM Corporation Forms-On-Disk

. For Ministry Use Only Ontario Corporation Number A /’usage oxclusifduministers ... ...... j. Numero da la compagnie en Ontario /CjN Ministry of Mh»l«»’« w Consumer and la Consommation Ontario Comnwclel Relations et dv Commerce •I’JfiQ’fCQ CERTIFICATE CERTIFICAT L___IODOIOO ............... 1 This is to certify that these Coci certllie que las presents srticlcs are effective on sia’.uts ontrsn: en vlguour Is
JULY 01JUILLET,.1999
ARTICLES OF AMALGAMATION
Form 4 STATUTS DE FUSION
Business nrporations Act
1. The name of the amalgamated corporation is: D6nomination sociale do la compagnie issue da ib fusk Formula wm6ro ..olsurles vnpagnfas .
, The address of the registered office Is: Adresse du si6ge social:
suite 1515, 390 Bay Street
"~~~ (Street 8^Number or R.R. Number 4 If Multi-Office Building give Room No.) ~~ (Rue el num6m, ou numtrv de la R.R. et, s’il s’agit Gdiflce & bureaux, numdro du bureau)
Toronto, Ontario — JM|5|H|2|Y|2i — (Name of Municipality or Post Office)(Postal Code / Code postal) (Nom de la municipallte ou du bureau da poste)
3,Number (or minimum and maximum number) of Nombre (ou nombres minimal et maximal) directors is: d’administrateurs:
Minimum of three (3) and a maximum of fifteen (15) 4. The directors) Is/are: Adminlstrateur(s): Resident
Canadian Address for service, giving Street & No. or R.R. No., state First Name, initials and surname Municipality and Postal code Yes or No
Prenom, Initiates at nom de famine Domicile elu. y compris la rue et le numero, le numero Resident do la R.R., ou le nom de la munlclpalite et le code Canadian postal OuVNon John Cocomile 25 Rosewell Avenue, Toronto, M5R 1Z9 Yes Brian Courtney 155 Chartwell Road, Oakville, L6J 3Z7 Yes Kerry J. Knoll 39 Astor Avenue, Toronto, M4G 3M1 Yes Ian J. McDonald 5 Saddletree Drive, North York, M2H 1L3 Yes Ken Oakley 7 Bishop Avenue, North York, M2M 4J4 Yes

2.

Form 4
Business
Corporations
Act
Formule
numéro 4
Loi sur les
compagnies

5.	(A)	The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the Business Corporations Act on the date set out below.	(A)	Les actionnaires de chaque compagnie qui fusionne ont dûment adopté la convention de fusion conformément au paragraphe 176 (4) de la Loi sur les compagnies à la date mentionnée ci-dessous.

(B)	The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.

The articles of amalgamation in substance contain the provisions of the articles of incorporation of	(B)	Les administrateurs de chaque compagnie qui fusionne ont approuvé la fusion par voie de résolution conformément à l’article 177 de la Loi sur les compagnies à la date mentionnée ci-dessous.

Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

Ciclo Capital Ltd.

		and are more particularly set out in these articles.		et sont énoncés textuellement aux présents statuts.

Names of amalgamating
corporations	Ontario Corporation Number
Dénomination sociale des	Numéro de la compagnie en	Date of Adoption/Approval
compagnies qui fusionnent	Ontario	Date d’adoption ou d’approbation

Ciclo Capital Ltd.	1360165	June 30, 1999

Patent Enforcement and Royalties Ltd.	1326367	June 30, 1999

DYE & DURHAM
Corporation
Forms-On-Disk

3.

Form 4
Business
Corporations
Act
Formule
numéro 4
Loi sur les
compagnies

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.	Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

No Restrictions.

7. The classes and any maximum number of shares that the corporation is authorized to issue:	Catégories et nombre maximal, s’il y a lieu, d’actions que la compagnie est autorisée à émettre:
The authorized capital of the Corporation shall consist of an unlimited number of common shares without nominal or par value and an unlimited number of First Preferred Shares, issuable in series, without nominal or par value.

DYE & DURHAM
Corporation
Forms-On-Disk

4.

Form 4
Business
Corporations
Act
Formule
numéro 4
Loi sur les
compagnies

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:	Droits, priviléges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions qui peut étre émise en série:
A. COMMON SHARES
An unlimited number of Common Shares without nominal or par value with the following rights, privileges, restrictions and conditions:
(a) The holders of the Common Shares are entitled to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
(b) Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, the holders of the Common Shares are entitled to share equally in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation; and
(c) Subject to the rights of the First Preferred Shares, the holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation; and
B. FIRST PREFERRED SHARES
An unlimited number of First Preferred shares with the following rights, privileges, restrictions and conditions:
(a) The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.
(b) The directors of the Corporation may (subject as hereinafter provided) from time to time fix before issuance the designation, rights, restrictions, conditions and limitations to attach to the First Preferred Shares of each such series including, without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, redemption price (if any) and the terms and conditions of redemption, and purchase and conversion rights (if any) or other provisions attaching to the First Preferred Shares of any such series, the whole subject to the filing of articles of amendment confirming the designation, preferences, rights, conditions, restrictions, limitations and prohibitions attaching to any such series of the First Preferred Shares.
(c) The holders of First Preferred Shares shall be entitled to receive from the amounts which the Corporation may set aside for the payment of dividends, as and when declared by the directors, a fixed, cumulative and preferential dividend to accrue as the directors of the Corporation may fix by resolution, such dividends to accrue from the dates fixed by the directors or in default of such dates from the date of issue of the shares, and to be payable, as and when so declared, by quarterly payments on the first days of January, April, July and October of each year, except where otherwise determined by the directors.

DYE & DURHAM
Corporation
Forms-On-Disk

4A

(d) When any fixed cumulative dividends or amount payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends including accumulations, if any, in accordance with sums which would be payable on the First Preferred Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full.
(e) The First Preferred Shares shall be entitled to preference over the common shares of the Corporation and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to payment of dividends and return of capital and in the distribution of assets in the event of liquidation, dissolution or wind-up of the Corporation whether voluntary or involuntary and may also be given such other preferences over the common shares of the Corporation and any other shares of the Corporation ranking junior to the First Preferred Shares as may be determined by the directors of the Corporation as to the respective series authorized to be issued.
(f) The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in payment of dividends, return of capital and in the distribution of assets in the event of liquidation, dissolution or wind-up of the Corporation whether voluntary or involuntary.
(g) No dividends shall at any time be declared or paid on or set apart for payment on any shares of the Corporation ranking junior to the First Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of First Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Corporation ranking junior to the First Preferred Shares nor shall the Corporation call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the First Preferred Shares (less than the total amount then outstanding) or any shares of the Corporation ranking junior to the First Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of the First Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.
(h) First Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Corporation pursuant to the provisions of the Business Corporations Act (Ontario) at such time and at such places and upon such other terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the First Preferred Shares of such series as set forth in the resolution of the board of directors of the Corporation.

DYE & DURHAM
Corporation
Forms-On-Disk

4B
(i) The holders of the First Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized.
(j) No class of shares may be created ranking as to capital or dividends prior to the First Preferred Shares without the approval of the holders of the First Preferred Shares given as hereinafter specified.
(k) The provisions of clauses (a) to (j) hereof inclusive, the provision of this clause and the provisions of clause (1) hereof may be repealed, altered, modified, amended or amplified by articles of amendment but only with the approval of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act (Ontario).
(1) The approval of holders of the First Preferred Shares as to any and all matters .referred to herein may be given by resolution passed or by-law sanctioned at a meeting of holders of First Preferred Shares duly called and held upon at least twenty-one (21) days notice at which the holders of at least a majority of the outstanding First Preferred Shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than two-thirds (2/3) of the First Preferred Shares represented and voting at any such meeting cast on a poll, in addition to such other votes (including the vote of other classes of shareholders) as may be required by the Business Corporations Act (Ontario) or by an instrument in writing signed by the holders of not less than two-thirds (2/3) of the First Preferred Shares. If at any such meeting the holders of a majority of the outstanding First Preferred Shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than twenty-one (21) days later and to such time and place as may be appointed by the chairman and at least fifteen (15) days written notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative votes of the holders of not less than two-thirds (2/3) of the First Preferred Shares represented and voting at such adjourned meeting cast on a poll shall constitute the approval of the holders of First Preferred Shares referred to above. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting, every holder of First Preferred Shares shall be entitled to one (1) vote in respect of each First Preferred Share held.
DYE & DURHAM
     Corporation
   Forms-On-Disk

5.
Form 4
Business
Corporations
Act
Formule
numéro 4
Loi sur les
compagnies

9.	The Issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

No restrictions.

10.	Other provisions, (If any):
L’émission, le transfert ou la propriété d’actions est/n’est pas restreinte. Les restrictons, s’il y a lieu, sont les suivantes:

Autres dispositions, s’il y a lieu:

(a) The directors of the Corporation are authorized to appoint one (1) or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous meeting.
(b) Holders of shares of any class may not be entitled to vote separately as a class upon a proposal to amend the Articles of the Corporation to:
(i)	increase or decrease the maximum number of shares of such class or series or increase the maximum number of shares of a class or series having rights or privileges equal or superior to that class or series.

(ii)	effect an exchange, reclassification or cancellation of the shares of such class or;

(iii)	create a new class or series of shares equal or superior to the shares of such class unless otherwise required by the Act.
(c) The board of directors may from time to time, in such amounts and on such terms as it deems expedient:
(i)	borrow money on the credit of the Corporation;

(ii)	issue, reissue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Corporation;

(iii)	to the extent permitted by law, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligations of any person;

(iv)	charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any debt obligations or any money borrowed or other debt or liability of the Corporation;
(d) The board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board, all or any of the powers conferred on the board above, to such extent and in such manners as the board shall determine at the time of each such designation; and
(e) At any time or times the Corporation may purchase the whole or any part of its outstanding common shares and such shares shall be cancelled upon such purchase.

11.	The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule “A”.

12.	A copy of the amalgamation agreement or directors resolutions (as the case may be) is/are attached as Schedule “B”.
Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les compagnies constituent I’annexe “A”.
Une copie de la convention de fusion ou les résolutions des administrateurs (seion le cas) constitue(nt) I’annexe “B”.

DYE & DURHAM
     Corporation
   Forms-On-Disk

6.
Form 4
Business
Corporations
Act
Formule
numéro 4
Loi sur les
compagnies

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Names of the amalgamating corporations and signatures and descriptions of office of their proper officers.
Dénomination sociaie des compagnies qui fusionnent, signature et fonction de leurs dirigeants régullérement disignés.

Ciclo Capital Ltd.		Patent Enforcement and Royalties Ltd.

Per:		Per:
	Chairman & C.E.O.		Chairman & C.E.O.
	BRIAN COURTNEY		BRIAN COURTNEY
DYE & DURHAM
     Corporation
   Forms-On-Disk

SCHEDULE “A” — Page 1
STATEMENT OF DIRECTOR OR OFFICER
OF
CICLO CAPITAL LTD.
PURSUANT TO SUBSECTION 178(2) OF THE BUSINESS CORPORATIONS ACT
I, BRIAN COURTNEY, of the Town of Oakville, in the Province of Ontario, hereby certify and state as follows:
1.	this Statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario) (the “Act”);
2.	I am the Chairman, C.E.O. and a Director of Ciclo Capital Ltd. and as such have knowledge of its affairs;
3.	I have conducted such examinations of the books and records of Patent Enforcement and Royalties Ltd. and Ciclo Capital Ltd. (the “Amalgamating Corporations”) as are necessary to enable me to make the statements hereinafter set forth;
4.	there are reasonable grounds for believing that, (i) the Amalgamating Corporations are and the corporation to be formed by their amalgamation will be able to pay their liabilities as they become due, and (ii) the realizable value of such amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes;
5.	there are reasonable grounds for believing that no creditor of the Amalgamating Corporations will be prejudiced by the amalgamation; and
6.	based on the statements made above, Ciclo Capital Ltd. is not obligated to give notice to any creditor.
THIS STATEMENT is made this 30th day of June, 1999.

/s/ Brian Courtney BRIAN COURTNEY
Chairman and C.E.O.

SCHEDULE “A” — Page 2
STATEMENT OF DIRECTOR OR OFFICER
OF
PATENT ENFORCEMENT AND ROYALTIES LTD.
PURSUANT TO SUBSECTION 178(2) OF THE BUSINESS CORPORATIONS ACT
I, BRIAN COURTNEY, of the Town of Oakville, in the Province of Ontario, hereby certify and state as follows:
1.	this Statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario) (the “Act”);
2.	I am the Chairman, C.E.O. and a Director of Patent Enforcement and Royalties Ltd. and as such have knowledge of its affairs;
3.	I have conducted such examinations of the books and records of Patent Enforcement and Royalties Ltd. and Ciclo Capital Ltd. (the “Amalgamating Corporations”) as are necessary to enable me to make the statements hereinafter set forth;
4.	there are reasonable grounds for believing that, (i) the Amalgamating Corporations are and the corporation to be formed by their amalgamation will be able to pay their liabilities as they become due, and (ii) the realizable value of such amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes;
5.	there are reasonable grounds for believing that no creditor of the Amalgamating Corporations will be prejudiced by the amalgamation; and
6.	based on the statements made above, Patent Enforcement and Royalties Ltd. is not obligated to give notice to any creditor.
THIS STATEMENT is made this 30th day of June, 1999.

/s/ Brian Courtney BRIAN COURTNEY
Chairman and C.E.O.

SCHEDULE “B” — Page 1
RESOLUTIONS OF THE DIRECTORS
OF
CICLO CAPITAL LTD.
WHEREAS Patent Enforcement and Royalties Ltd. is a wholly-owned subsidiary of and has decided to amalgamate with Ciclo Capital Ltd., pursuant to subsection 177(1) of the Business Corporations Act (Ontario);
AND WHEREAS the amalgamated corporation will adopt the name of its predecessor’s wholly-owned subsidiary, Patent Enforcement and Royalties Ltd.;
NOW THEREFORE BE IT RESOLVED that:
1.	the amalgamation of the Corporation with Patent Enforcement and Royalties Ltd. under the Business Corporations Act, pursuant to subsection 177(1) thereof, be and the same is hereby approved;
2.	upon the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Business Corporations Act, all shares in the capital of Patent Enforcement and Royalties Ltd., including all shares of the subsidiary which have been issued and are outstanding at the date hereof, be and the same are hereby cancelled without any repayment of capital in respect thereof;
3.	the articles of amalgamation of the amalgamated corporation shall be substantially the same as the articles of continuance of the Corporation;
4. the by-laws of the amalgamated corporation shall be the same as the by-laws of the Corporation;
5.	no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;
6.	the amalgamated corporation will adopt the name of its predecessor’s wholly-owned subsidiary, Patent Enforcement and Royalties Ltd.; and
7.	the proper officers of the Corporation be and they are hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out and give effect to the foregoing.
THE UNDERSIGNED Chairman and C.E.O. of Ciclo Capital Ltd. hereby certifies that the foregoing is a true copy of a Resolution of the Directors of the Corporation passed on the 30th day of June, 1999 which Resolution remains in full force and effect unamended.
AS WITNESS the hand of the Chairman and C.E.O. of the Corporation this 30th day of June, 1999.

/s/ Brian Courtney BRIAN COURTNEY
Chairman and C.E.O.
I have the authority to bind the Corporation.

SCHEDULE “B” — Page 2
RESOLUTIONS OF THE DIRECTORS
OF
PATENT ENFORCEMENT AND ROYALTIES LTD.
WHEREAS Patent Enforcement and Royalties Ltd. (the “Corporation”) is a wholly-owned subsidiary of and has decided to amalgamate with Ciclo Capital Ltd., pursuant to subsection 177(1) of the Business Corporations Act (Ontario);
AND WHEREAS the amalgamated corporation will adopt the name of the Corporation;
NOW THEREFORE BE IT RESOLVED that:
1.	the amalgamation of the Corporation with Ciclo Capital Ltd. under the Business Corporations Act, pursuant to subsection 177(1) thereof, be and the same is hereby approved;
2.	upon the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Business Corporations Act, all shares in the capital of the Corporation, including all shares which have been issued and are outstanding at the date hereof, be and the same are hereby cancelled without any repayment of capital in respect thereof;
3.	the articles of amalgamation of the amalgamated corporation shall be substantially the same as the articles of continuance of Ciclo Capital Ltd.;
4.	the by-laws of the amalgamated corporation shall be the same as the by-laws of Ciclo Capital Ltd.;
5.	no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;
6. the amalgamated corporation will adopt the name of the Corporation; and
7.	the proper officers of the Corporation be and they are hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out and give effect to the foregoing.
THE UNDERSIGNED Chairman and C.E.O. of Patent Enforcement and Royalties Ltd. hereby certifies that the foregoing is a true copy of a Resolution of the Directors of the Corporation passed on the 30th day of June, 1999 which Resolution remains in full force and effect unamended.
AS WITNESS the hand of the Chairman and C.E.O. of the Corporation this 30th day of June, 1999.

/s/ Brian Courtney BRIAN COURTNEY
Chairman and C.E.O.
I have the authority to bind the Corporation.

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1326367

1.

Ministry of Consumer and Commercial Relations
Ministère de la Consommation et du Commerce
Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JANUARY 1 9 JANVIER, 1999

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

PATENT ROYALTIES LTD.

2. The name of the corporation is changed to (if applicable): / Nouvelle dénomination sociale de la société (s'il y a lieu):

PATENT ENFORCEMENT AND
ROYALTIES LTD.

1998/11/20

(Year, Month, Day)
(année, mois, jour)

4. The articles of the corporation are amended as follows: / Les statuts de la société sont modifiés de la façon suivante.

"C. Series A First Preferred Shares

DYE & DURHAM Corporation Forms-On-Disk

CBR 173

For Ministry Use Only Ontario Corporation Number!A fusage exclusif du minktare Numiro tie la sactete en Ontario
Ministry of Ministere da Consumer and la Consommatlon 13 2 6 3 6 7
Ontario ComnwelilHsWlww et du Commerce
CERTIFICATE CERTIFICAT This is to certify that these Cecl certlfle que les presents articles are effective on Btuts entrent en vlgueur to
JANUARY 1 9 JANVIER.1999
Business Cciporstioiw Act /
ARTICLES OF AMENDMENT STATUTS DE MODIFICATION
1. The name of the corporation is: Denomination sociale de la societe:
P A T E H T R 0 Y A L T I E 3 L T D .
2. The name of the corporation is changed to (If Nouvelle denomination sociale de la societe fs’il y a lieu):
applicable):
F A T B N T B K F 0 R C E K B H T A H D R 0 Y A I> T I B 3 I> T D .
3. Date of incorporation/amalgamation: Date de la constitution ou de la fusion: 1998/11/20
(Year, Month, Day) (annee, mois, jour)
4.The articles of the corporation are amended as Las statuts de la socl&e sont modifies de la facon follows: . sulvante.
(1) Article 3 of Che Articles of Incorporation is hereby deleted in its entirety and is replaced with the following:
“A Minimum of Three (3) and a Maximum of Fifteen (15).”
(2) The authorized capital of the Corporation, after giving effect to the following, shall consist of an unlimited number of Common Shares and an unlimited number of First Preferred Shares issuable in Series by the directors, of which the first series of First Preferred Shares shall consist of 6,000,000 Series A First Preferred Shares.
(3) Article 7 of the Articles of Incorporation is amended by adding the following terms and conditions for the Series A First preferred Shares:
“C. Series A First Preferred Shares
The 6,000,000 First Preferred Shares Series A with a par value of $0,25 each (hereinafter called the “Series A Preferred Shares”), a series of the First Preferred Shares, carry and are subject to the preferences, rights, limitations, conditions and restrictions hereinafter set forth:

1A
(a) DIVIDEND
The holders of the Series A Preferred Shares are entitled to receive from the amounts which the Corporation may set aside for the payment of dividends, as and when declared by the Board of Directors, a non-cumulative cash dividend in the amount declared by the board of directors.
(b) RESTRICTION ON PAYMENT
No Dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series A Preferred Shares) shall, in any year, be declared or paid or set aside for payment upon the Common Shares or upon any shares ranking junior to the Series A Preferred Shares unless all dividends that were payable for that year on the Series A Preferred Shares then issued and outstanding shall have been declared and paid or set aside for payment at the date of such declaration or payment or setting aside for payment on the Common Shares or on such shares of the Corporation ranking junior to the Series A Preferred Shares.
(c) REDEMPTION
i) Subject to the provisions of paragraph (e) hereof, the Corporation may call for redemption any of the Series A Preferred Shares at any time. The Corporation may redeem at any time all of the outstanding Series A Preferred Shares, or from time to time any part thereof, in such manner as the Board of Directors may determine, on payment of $0.25 for each such share to be redeemed, together with all dividends declared thereon and unpaid the whole constituting the redemption price. If part only of the then outstanding Series A Preferred Shares is at any time to be called for redemption, the Series A Preferred Shares so to be called for redemption may be selected by lot in such manner as the Board of Directors of the Corporation or the transfer agent (if any) appointed by the Board of Directors in respect of the Series A Preferred Shares shall decide or, alternatively, if the Board of Directors so determines, may be so redeemed pro rata from each of the holders of Series A Preferred Shares, fractions of shares to be disregarded.
ii) In any case of redemption by call of Series A Preferred Shares the Corporation, at least sixty (60) days before the date specified for redemption, shall mail to each person who at the date of mailing is a registered holder of Series A Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares. Such notice shall be mailed in an envelope by first class unregistered mail with postage prepaid, addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing, then to the last address of such shareholder known to the Corporation; provided, however, that accidental failure or omission to give any such notice to one (1) or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the Series A Preferred Shares held by
DYE & DURHAM
     Corporation
   Forms-On-Disk

1B
the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed.
On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series A Preferred Shares to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place within Canada designated in such notice of the certificate or certificates representing the Series A Preferred Shares so called for redemption. Such payment shall be made by cheque or cheques payable at par at any branch of the Corporation’s bankers for the time being in Canada. If a part only of the Series A Preferred Shares represented by any certificate shall be called for redemption, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice, the Series A Preferred Shares called for redemption shall cease to be entitled to dividends and the holder thereof shall cease to exercise any of the rights of shareholders respecting these shares unless payment of the redemption price shall not be made upon presentation of the certificate or certificates representing the Series A Preferred Shares called for redemption in accordance with the above provisions, in which case the rights of the holders of these shares shall not be affected. The Corporation shall have the right, at any time, after having served notice of its intention to redeem any Series A Preferred Shares as aforesaid, to deposit the redemption price of the Series A Preferred Shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption in a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of the Series A Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificate or certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series A Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificate or certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation. From and after the date of redemption of any Series A Preferred Shares, the certificates for the shares so redeemed shall be cancelled and such shares may not be reissued.
(d) PURCHASE FOR CANCELLATION
Subject to the provisions of paragraph (e) hereof, the Corporation may at any time and from time to time, out of moneys properly available for the purchase of preferred shares, purchase in the open market (including purchase through or from an investment dealer or through a member of a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of Series A Preferred Shares
DYE & DURHAM
     Corporation
   Forms-On-Disk

1C
outstanding for the time being, the whole or any part of the Series A Preferred Shares at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation, such shares are obtainable but not exceeding a price of $0.25 per share plus declared but unpaid preferential dividends as provided in the said paragraph (c) plus reasonable costs of purchase. If, upon any invitation for tenders under the provisions of this paragraph (d) the Corporation shall receive tenders of Series A Preferred Shares at the same lowest price which the Corporation may be willing to pay, in an aggregate number greater than the number for which the Corporation is then prepared to accept tenders, the Series A Preferred Shares so tendered which the Corporation determines to purchase at such price shall be purchased as nearly as possible pro rata (disregarding fractions) according to the number of Series A Preferred Shares so tendered by each of such holders. From and after the date of purchase of any Series A Preferred Shares, the certificates for the shares so purchased shall be cancelled and such shares may not be reissued.
(e) RESTRICTIONS ON PARTIAL REDEMPTION OR PURCHASE
The Corporation shall not call for redemption or purchase for cancellation or otherwise pay off any of the Series A Preferred Shares, less than the total number of Series A Preferred Shares then outstanding, or any shares of the Corporation ranking junior to the Series A Preferred Shares, unless all dividends declared thereon and unpaid on the Series A Preferred Shares issued and outstanding shall have been paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.
(f) MODIFICATION OF SERIES A PREFERRED SHARES
i) The Corporation shall not without, but may from time to time with, the approval of the holders of the First Preferred Shares given in the manner attaching to the First Preferred Shares as a class as set forth in the articles of the Corporation amend, vary, alter, change, cancel or abrogate any preferred, deferred or other special rights, privileges, priorities, limitations, conditions or restrictions attaching to the First Preferred Shares as a class.
ii) The Corporation shall not without, but may from time to time with, the approval of the holders of the Series A Preferred Shares then outstanding given as hereinafter specified (in addition to any other sanction which may be necessary) and confirmed by articles of amendment amend, vary, alter, change, cancel or abrogate any of the preferences, rights, privileges, priorities, limitations, conditions or restrictions attaching to the Series A Preferred Shares as a series.
DYE & DURHAM
     Corporation
   Forms-On-Disk

1D
The approval of the holders of the Series A Preferred Shares with respect to any matters which may be required to be approved by them may be given in writing by the holders of not less than two-thirds (2/3) of the Series A Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a special meeting of the holders of the Series A Preferred Shares, as a series, duly called and held for the purpose of considering the subject matter of any such resolution and at which holders of not less than a majority of all Series A Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation, provided, however, that, if at any such meeting, when originally held, the holders of a least a majority of all Series A Preferred Shares then outstanding are not present in person or so represented by proxy within one-half (1/2) hour after the time fixed for the meeting, then the meeting shall be adjourned to such date being not less than twenty-one (21) days later and to such time and place as may be fixed by the chairman of such meeting and, at such adjourned meeting, the holders of Series A Preferred Shares present in person or so represented by proxy, whether or not they hold more or less than a majority of all Series A Preferred shares then outstanding, may transact the business for which the meeting was originally called, and a resolution of approval duly passed and carried thereat by not less than two-third (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series A Preferred Shares hereinbefore mentioned; notice of any such original special meeting of the holders of the Series A Preferred Shares, as a series, shall be given not less than fifteen (15) days prior to the date fixed for any such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than fifteen (15) days prior to the date fixed for any such adjourned meeting, but it shall not be necessary to specify in any such notice of any such adjourned meeting the purposes for which the adjourned meeting is called; the formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the. conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders; on every poll taken at any such original meeting or adjourned meeting, the holders of Series A Preferred Shares present in person or so represented by proxy and voting shall be entitled to one (1) vote in respect of each Series A Preferred Share held by each of such holders respectively.
(g) VOTING RIGHTS
The holders of the Series A Preferred Shares shall be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and to one (1) vote per Series A Preferred Share at any such meeting.”
DYE & DURHAM
     Corporation
   Forms-On-Disk

2.
Form 3
Business
Corporations
Act
Formule 3
Loi sur les
sociétés par
actions
(4)	Article 8 of the Articles of the Corporation regarding restrictions on the issue, transfer and ownership of shares is hereby deleted in its entirety.

(5)	Items 9(d) and 9(e) of Article 9 of the Articles of the Corporation are hereby deleted in their entirety.

5.	The amendment has been duly authorized as required by Sections 168 & 170 (as applicable) of the Business Corporations Act.	La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

6.	The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on	Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le
1999/01/18

(Year, Month, Day)
(annéé, mois, jour)

These articles are signed in duplicate.		Les présents status sont signés en double exemplaire.

PATENT ROYALTIES LTD.

(Name of Corporation)
(Dénomination sociale de la société)

	By:/Par:	/s/ William R. Johnstone	DIRECTOR

		(Signature)	(Description of Office)
		(Signature)	(Fonction)
DYE & DURHAM
     Corporation
   Forms-On-Disk

       CBR 173

1.

For Ministry-Use Only
À l'usage exclusif du ministère

[illegible] Relations	[illegible] de la Consommation et du Commerce
[illegible]CATE	CERTIFICAT
[illegible] certify that these [illegible] are effective on	Ceci certifie que les présents statuts entrent en vigueur le

NOVEMBER 2 0 NOVEMBRE, 1998

[illegible] D. [illegible] (signature)

[illegible] / Directeur
[illegible] Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

1326367

Form 1
Business Corporations Act

Formule 1
Loi sur les sociétés par actions

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

PATENT ROYALTIES LTD.

2. The address of the registered office: *Adresse du siège social:*

390 BAY STREET, SUITE 1515

(Street & Number or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau)

TORONTO, ONTARIO — M5H 2Y2

(Name of Municipality or Post Office) *(Nom de la municipalité ou du bureau de poste)* — (Postal Code) *(Code postal)*

A MINIMUM OF ONE (1) AND A MAXIMUM OF SEVEN (7) DIRECTORS.

4. The first director(s) is/are: *Premier(s) administrateur(s):*

First Name, initials and surname *Prénom, initiales et nom de famille*	Residence address, giving Street & No. or R.R. No., Municipality and Postal Code *Adresse personnelle, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal*	Resident Canadian State Yes or No *Résident Canadien Oui/Non*
WILLIAM R. JOHNSTONE	88 DIVADALE DRIVE TORONTO, ONTARIO M4G 2P2	YES

DYE & DURHAM Corporation Forms-On-Disk

CBR 190

1.
. For Ministry-Use Only- •i3 c-”,—r——’hn Ontario Corporation Number. 4/’usage Gxc/usirSumri/s’feYe^ *•""•"• .. '' Numiro de lasociati en Ontario • ••..•-”:”.:.!Ro.-:ir-3ot o’u Ccrr.iH2W.a 10OCOC7 ..., :.’ .wATuiCERTIFICAT Io<LUOO I /""'\ ; ‘• :.• :;;:i.;y i’,u.: i’.u-.-3o Caci corllfb quo lea priGcrw (^ / •” ;’••...•..•.•.,;(‘••.—liVa on otatuJs crtrent on vlguaur !q ‘
NOVEMBER 2 0 NOVEMBRE, 199« • — • • • i i > « > •••iiiit**t!titi|»-**i>*t)******il***t»>»****>><1**” »rK •»•!*• ••>••’/ I). IL^ •"•.\”.;-5r/Di,’pcle!ir ‘ ............................. ,-..-. •’..”.!/ LSI 3UM83 JJClSWS per WtoS ___ART|CLES OF INCORPORATION~~~ ™~~~” ^ ~~~
Form 1 STATUTS CONSTITUTES Business Corporations 1. The name of the corporation Is: Denomination sociale de la soci6t&: ACt P A T E H TROYALTIES LTD.
Formula 1 Loi surles soci6t6s par a_j- r L)p l i J..,. acr/ons ‘...«...-_-. ..^.«™,.».»«»«_« — — ^ . -. ....
2. The address of the registered office: Adresse du s/ege social:
390 BAY STREET, SUITE 1515
(Street S Number or R.R. Number & if Multi-Office Building give Room No.) (Rue et nurnirc ou num&ro de la R.R. el, sV7 s’agit d’un Edifice 6 bureaux, num6ro du bureau)
TORONTO, ONTARIO ........................................ M [ 5 | H | 2 | Y | 2 —— — f “* (Name of Municipality or Post Office) (Postal Code) \_y (Norn de la municipals ou du bureau de posle) (Code poslalj
3. Number (or minimum and maximum number) of Nombre (ou nombres minimal et maximal)
directors Is: d’administrateurs:
A MINIMX3M OF ONE (1) AND A MAXIMUM OP SEVEN (7) DIRECTORS.
4. The first director(s) Is/are:Premier(s) adm’mistraieur(s): Resident Canadian Residence address, giving Street & No. or R.R. No., state First Name, initials and surname Municipality and Postal Code Yes or No
Prenom, initiates at nom de famine Adresse personnelle, y compris la rue et le num$ro, le Resident numero de la R.R., le nom de la municipality el le code Canadien
. postal Qui/Non
WILLIAM R. JOHNSTONS 88 DIVADALE DRIVE YES
TORONTO, ONTARIO M4G 2P2
/’’~"\DYEi DURHAM ( · Corporalion ‘.,, ‘ Forms-On-Olsk
CBR ISO I .. K.

2.
Form 1
Business
Corporations
Act
Formule 1
Loi sur les
sociétés par
actions

5.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la sociéié.

No restrictions.

6.	The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s’il y a lieu, d’actions que la sociéié est autorisée à émettre:

The authorized capital of the Corporation shall consist of an unlimited number of Common Shares and an unlimited number of First Preferred Shares issuable in series by the directors.
DYE & DURHAM
     Corporation
   Forms-On-Disk

       CBR 190

3.
Form 1
Business
Corporations
Act
Formule 1
Loi sur les
sociétés par
actions

7.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, priviléges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions qui peut étre émise en série:

A. COMMON SHARES
An unlimited number of Common Shares without nominal or par value with the following rights, privileges, restrictions and conditions;
(a) The holders of the Common Shares are entitled to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
(b) Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, the holders of the Common Shares are entitled to share equally in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation; and
(c) Subject to the rights of the First Preferred Shares, the holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation; and
B. FIRST PREFERRED SHARES
An unlimited number of First Preferred Shares with the following rights, privileges, restrictions and conditions:
(a) The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.
(b) The directors of the Corporation may (subject as hereinafter provided) from time to time fix before issuance the designation, rights, restrictions, conditions and limitations to attach to the First Preferred Shares of each such series including, without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, redemption price (if any) and the terms and conditions of redemption, and purchase and conversion rights (if any) or other provisions attaching to the First Preferred Shares of any such series, the whole subject to the filing of articles of amendment confirming the designation, preferences, rights, conditions, restrictions, limitations and prohibitions attaching to any such series of the First Preferred Shares.
(c) The holders of First Preferred Shares shall be entitled to receive from the amounts which the Corporation may set aside for the payment of dividends, as and when declared by the directors, a fixed, cumulative and preferential dividend to accrue as the directors of the Corporation may fix by resolution, such dividends to accrue from the dates fixed by the directors or in default of such dates from the date of issue of the shares, and to be payable, as and when so declared, by quarterly payments on the first days of January, April, July and October of each year, except where otherwise determined by the directors.
DYE & DURHAM
     Corporation
   Forms-On-Disk

       CBR 190

3A
(d) When any fixed cumulative dividends or amount payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends including accumulations, if any, in accordance with sums which would be payable on the First Preferred Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full.
(e) The First Preferred Shares shall be entitled to preference over the common shares of the Corporation and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to payment of dividends and return of capital and in the distribution of assets in the event of liquidation, dissolution or wind-up of the Corporation whether voluntary or involuntary and may also be given such other preferences over the common shares of the Corporation and any other shares of the Corporation ranking junior to the First Preferred Shares as may be determined by the directors of the Corporation as to the respective series authorized to be issued.
(f) The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in payment of dividends, return of capital and in the distribution of assets in the event of liquidation, dissolution or wind-up of the Corporation whether voluntary or involuntary.
(g) No dividends shall at any time be declared or paid on or set apart for payment on any shares of the Corporation ranking junior to the First Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of First Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Corporation ranking junior to the First Preferred Shares nor shall the Corporation call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the First Preferred Shares (less than the total amount then outstanding) or any shares of the Corporation ranking junior to the First Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of the First Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.
(h) First Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Corporation pursuant to the provisions of the Business Corporations Act (Ontario) at such time and at such places and upon such other terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the First Preferred Shares of such series as set forth in the resolution of the board of directors of the Corporation.
DYE & DURHAM
     Corporation
   Forms-On-Disk

3B
(i) The holders of the First Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized.
(j) No class of shares may be created ranking as to capital or dividends prior to the First Preferred Shares without the approval of the holders of the First Preferred Shares given as hereinafter specified.
(k) The provisions of clauses (a) to (j) hereof inclusive, the provision of this clause and the provisions of clause (1) hereof may be repealed, altered, modified, amended or amplified by articles of amendment but only with the approval of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act (Ontario).
(l) The approval of holders of the First Preferred Shares as to any and all matters referred to herein may be given by resolution passed or by-law sanctioned at a meeting of holders of First Preferred Shares duly called and held upon at least twenty-one (21) days notice at which the holders of at least a majority of the outstanding First Preferred Shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than two-thirds (2/3) of the First Preferred Shares represented and voting at any such meeting cast on a poll, in addition to such other votes (including the vote of other classes of shareholders) as may be required by the Business Corporations Act (Ontario) or by an instrument in writing signed by the holders of not less than two-thirds (2/3) of the First Preferred Shares. If at any such meeting the holders of a majority of the outstanding First Preferred Shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than twenty-one (21) days later and to such time and place as may be appointed by the chairman and at least fifteen (15) days written notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative votes of the holders of not less than two-thirds (2/3) of the First Preferred Shares represented and voting at such adjourned meeting cast on a poll shall constitute the approval of the holders of First Preferred Shares referred to above. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting, every holder of First Preferred Shares shall be entitled to one (1) vote in respect of each First Preferred Share held.
DYE & DURHAM
     Corporation
   Forms-On-Disk

4.

       Form 1
    Business
Corporations
        Act
   Formule 1
   Loi sur les
Sociétés par
     actions

8.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L’émission, le transfert ou la propriété d’actions est/n’est pas restreint. Les restrictions, s’il y a lieu, sont les sulvantes:

The right to transfer shares of the Corporation shall be restricted in that no shares shall be transferred without either:
(a) the prior consent of the Directors of the Corporation expressed by a resolution of the Directors passed at a meeting of the Directors or by an instrument or instruments in writing signed by all the Directors, or
(b) the prior consent of the holders of the shares for the time being outstanding and having voting rights under all circumstances, expressed by a resolution of the shareholders passed at a meeting of the shareholders, or by an instrument or instruments in writing signed by all such shareholders.
DYE & DURHAM
   Corporation
 Forms-On-Disk

    CBR 190

5.

       Form 1
    Business
Corporations
        Act
   Formule 1
   Loi sur les
Sociétés par
     actions

9.	Other provisions, if any, are:
Autres dispositions, s’il y a lieu:

(a) The board of directors may from time to time, in such amounts and on such terms as it deems expedient:
     i) borrow money on the credit of the Corporation;
     ii) issue, reissue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Corporation;
     iii) to the extent permitted by law, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligations of any person;
     iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the corporation, including book debts, rights, powers, franchises and undertakings, to secure any debt obligations or any money borrowed or other debt or liability of the Corporation;
(b) The board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board, all or any of the powers conferred on the board above, to such extent and in such manner as the board shall determine at the time of each such delegation;
(c) At any time or times, the Corporation may purchase the whole or any part of its outstanding common shares and such shares shall be cancelled upon such purchase;
(d) The number of shareholders of the Corporation exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of the Corporation, were, while in the employment, and have continued after the termination of that employment to be, shareholders of the Corporation, is limited to not more than fifty (50), two (2) or more persons who are the joint registered owners of one (1) or more shares being counted as one (1) shareholder; and
(e) Any invitation to the public to subscribe for securities of the Corporation is prohibited.
DYE & DURHAM
   Corporation
 Forms-On-Disk

    CBR 190

6.

       Form 1
    Business
Corporations
        Act
   Formule 1
   Loi sur les
Sociétés par
     actions

10. The names and addresses of the incorporators are First name, initials and surname or corporate name Prénom, initiale et nom de familie ou dénomination sociale	Nom et adresse des fondateurs
Full residence address or address of registered office or of principal place of business giving Street & No. or R.R. No., municipality and postal code
Adresse personelle au complet, adresse du siége social ou adresse de I’établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalite et le code postal

WILLIAM R. JOHNSTONE	88 DIVADALE DRIVE TORONTO, ONTARIO, M4G 2P2

These articles are signed in duplicate.	Les présents statuts sont signés en double exemplaire.
Signatures of incorporators
(Signatures des fondateurs)

/s/ William R. Johnstone WILLIAM R. JOHNSTONE
DYE & DURHAM
   Corporation
 Forms-On-Disk

    CBR 190